CONSENT OF INDEPENDENT AUDITORS
We consent to the incorporation by reference in this Registration Statement of R.J. Reynolds Tobacco Holdings, Inc. on Form S-4 of our report dated March 1, 2004 related to the combined consolidated financial statements of British American Tobacco plc’s (BAT) United States tobacco operations (B&W/Lane), which consists of Cigarette Manufacturers Supplies, Inc., a holding company for Lane Limited, which are both indirect BAT wholly-owned subsidiaries, and the US operations of Brown & Williamson Tobacco Corporation (B&W), also an indirect BAT wholly owned subsidiary, as of December 31, 2003 and for each of the two years in the period ended December 31, 2003, incorporation by reference in the prospectus, which is part of this Registration Statement and to the reference to us under the heading “Experts” in such prospectus.
/s/ Deloitte & Touche LLP
Louisville, Kentucky
December 6, 2005